EXHIBIT 99.3

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
WANDA SPORTS GROUP COMPANY LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 27, 2020

The undersigned shareholder of ordinary shares in Wanda Sports Group Company Limited, a company incorporated in Hong Kong (the “Company”), hereby acknowledges receipt of the notice of Annual General Meeting of Shareholders and proxy statement, each dated April 28, 2020, and hereby appoints the chairman of the AGM (as defined below) or, failing whom,______________________ [insert name] as proxy, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on May 27, 2020 at 2 p.m., Hong Kong time, at Conference Room 5, 34/F, Tower 3, China Central Place, 77 Jianguo Road, Beijing 100025, PRC (the “AGM”) and at any adjournment thereof, and to vote all ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the AGM, all as set forth in the notice of Annual General Meeting of Shareholders and proxy statement previously made available at http://investor.wsg.cn/ and in the Report of Foreign Private Issuer on Form 6-K, submitted by the Company to the Securities and Exchange Commission (“SEC”), which is accessible via the SEC’s EDGAR website.

The ordinary shares of the Company in respect of which this proxy form is given (when properly executed and delivered to the mailing or e-mail address set forth below) will be voted by the proxy holder in the manner directed herein by the undersigned shareholder. If no direction is made, the ordinary shares of the Company in respect of which this proxy form is given will be voted “FOR” the following proposals:

Proposal 1: To re-elect each of the following members of the Board:
Edwin Fung	☐ FOR	☐ AGAINST	☐ ABSTAIN
Andrew Messick	☐ FOR	☐ AGAINST	☐ ABSTAIN
Yimin Gao	☐ FOR	☐ AGAINST	☐ ABSTAIN
Kenneth Jarrett	☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: To authorize the Board to fix the remuneration of the directors of the Company for the year ended December 31, 2020.
☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3: To re-appoint Ernst & Young Hua Ming LLP as the auditors of the Company and to authorize the Board to fix their remuneration for the year ended December 31, 2020.
☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 4: To receive the audited consolidated financial statements and the reports of the board of directors of the Company (the “Board”) and the auditors of the Company for the years ended December 31, 2018 and 2019 (collectively, the “Reporting Documents”), which will be available on our website at http://investor.wsg.cn/ under the heading “Financials & Filings” before the date of the AGM and will also be included (other than the report of the Board) in the Company’s annual report on Form 20-F to be filed by the Company with, or (with respect to the report of the Board) in a Report of Foreign Private Issuer on Form 6-K to be submitted by the Company to, the SEC, which both will be accessible via the SEC’s EDGAR website.
☐ FOR	☐ AGAINST	☐ ABSTAIN

Signature: ______________________________________________

Shareholder’s name: _______________________________________	Date: ___________________________________________

Notes:
1.
A proxy need not be a Shareholder. A Shareholder may appoint more than one proxy.  If a proxy (or proxies) other than the chairman of the AGM is preferred, cross out the words ‘the chairman of the AGM’ at the beginning of this proxy form and insert the full name of the proxy (or proxies) desired. If no amendment is made, the chairman of the AGM will be deemed to have been appointed as your only proxy.

2.
If a Shareholder is an individual, this proxy shall be signed by the appointor or by his/her attorney. If the Shareholder is a corporation, the proxy shall be either given under its common seal or signed on its behalf by an attorney or a duly authorized officer of the corporation.

3.
Full name(s) of the Shareholder signing this form must be inserted in BLOCK CAPITALS and be exactly the name(s) registered in the register of members of the Company as at the close of business on the record date, i.e. April 28, 2020, New York time.

4.
To be valid, this proxy form must be completed and returned to us (i) by mail, to 9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, PRC for the attention of Su Li (Tel: +86 (10) 8585 3608), or (ii) by email, to 2020agm@wsg.cn, as soon as possible and in any event, not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof. Where this proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must, failing previous registration with the Company, be lodged with this proxy, failing which this proxy may be treated as invalid.

5.
In case of joint holders of any ordinary shares of the Company, any one of such joint holders may be appointed the proxy entitled to vote on behalf of such joint holders, and as such proxy entitled to attend and vote at the AGM. If more than one of such joint holders be present at the AGM, in person or by proxy, that one so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

6.
Delivery of this proxy form shall not preclude a Shareholder from attending and exercising its/his/her shareholder rights in person at the AGM and, in such event, this proxy shall be deemed to be revoked.

7.
The chairman of the AGM may adjourn the AGM to a later date and/or time in accordance with the articles of association of the Company and applicable laws. Pursuant to the articles of association of the Company, when a meeting is adjourned for thirty (30) days or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. Where a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the Board.

8.
The Company has absolute discretion to deal with any proxy forms including rejecting any proxy form which is incomplete, improperly completed, illegible, or where it is difficult to ascertain from it the intention of the Shareholder making the appointment or where its contents contradict another proxy form submitted by or on behalf of the same Shareholder.

9.	References to time and dates in this document are to Hong Kong time and dates (unless otherwise noted).

PERSONAL INFORMATION COLLECTION STATEMENT
Your supply of personal data is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM (the “Purposes”). If you fail to provide sufficient information, we may not be able to process your instructions. We may transfer the relevant personal data to our agent, contractor, or third party service provider for the Purposes and to such parties who are authorized by law to request the information. You have the right to request access to and/or correction of the relevant personal data in accordance with the provisions of the Personal Data (Privacy) Ordinance, Chapter 486 of the law of Hong Kong and any such request should be made by email to 2020agm@wsg.cn.